Room 4561
September 20, 2005

Mr. Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd.
Suite 100
Sacramento, California 95834

      Re:	Unify Corporation
      Form 10-K for the Fiscal Year Ended April 30, 2005
		Filed July 28, 2005
		Form 8-K
      Filed September 1, 2005
      File No. 1-11807

Dear Mr. Wille,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2005

Item 7. MD&A of Financial Condition and Results of Operations

1. You disclose on page 11 that in fiscal year 2005 you derived 65 percent of your revenues from international customers. Please tell us whether the impact of the foreign exchange rate fluctuations has been material to you. If so, tell us how you have considered the requirements of SEC Release No. 33-6835, Section III.D in identifying and quantifying such impact.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

2. You disclose on page 24 that you incurred approximately $1.1 million of restructuring costs in fiscal year 2005. Please tell us how you considered the disclosure requirements of paragraph 20 of SFAS 146 with respect to these restructuring activities.

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 42

3. You disclose on page 3 that you provide professional services for customization of the NavRisk application. Explain to us the nature of these "customization" services. Also, tell us whether you have concluded that these services qualify for separate accounting. As part of your response, tell us how you have applied the guidance of
SOP 97-2, paragraphs 7, 65 and 74 in your accounting for arrangements that include "customization" services.

4. You disclose on page 11 that 51 percent of your fiscal 2005 revenue was derived from indirect sales channels. Please describe for us the material terms of your indirect sales arrangements. Also, tell us how you recognize revenue for indirect sales. Identify and describe the material terms of any contingencies such as rights of return, stock rotation rights, price protection, conditions of acceptance, warranties, etc. associated with indirect channel sales.
Describe how these contingencies affect revenue recognition.

5. You disclose on page 21 that you recognize revenue when a non-cancelable license agreement has been signed or "other persuasive evidence" of an arrangement exists. Please identify the forms of evidence of an arrangement that you consider as "other persuasive evidence" and describe the different customary practices, if any, with respect to evidencing an arrangement for specific customers or various classes of customers. In this regard tell us how you considered the requirements of paragraph 15 of SOP 97-2.

6. You disclose on page 3 that you sell the NavRisk software license under a three year term plus "mandatory maintenance." Please clarify for us "mandatory maintenance" refers to. As part of your response, describe the material terms and conditions of your "mandatory maintenance" agreements. Additionally, for arrangements that include
"mandatory maintenance", tell us how you recognize revenue related to both the "mandatory maintenance" and the underlying software license.

7. We note that you sell the NavRisk software under a term license.
Please tell us whether you sell NavRisk or any other software product under perpetual licenses. If so, separately describe for us your revenue recognition policies related to sales of software under term and perpetual licenses.

Form 8-K filed September 1, 2005

8. Revise your disclosures in the press release to eliminate all references to "pro forma" operating profit, "pro forma" income and "pro forma" results. The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)
(ii) (E).

9. We note that the non-GAAP measure you have presented excludes recurring cost items but includes revenue generated directly from these cost items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to
Question 8, Frequently Asked Questions Regarding the Use of Non-
GAAP
Financial Measures. Ensure that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Todd E. Wille
Unify Corporation
September 20, 2005
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